UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

DryShips Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2109Q705
(CUSIP Number)
William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SPII Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,000,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%(1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculation based on 104,274,708 Common Shares (defined below) issued and outstanding as of October 6, 2017.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sierra Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

45,876,061

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

45,876,061

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,876,061

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.0%(1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculation based on 104,274,708 Common Shares issued and outstanding as of October 6, 2017.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mountain Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

14,545,454

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

14,545,454

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,545,454

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%(1)

14.	TYPE OF REPORTING PERSON

CO

(1) Calculation based on 104,274,708 Common Shares issued and outstanding as of October 6, 2017.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*72,421,515

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*72,421,515

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*72,421,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%(1)

14.	TYPE OF REPORTING PERSON

CO

* Mr. Economou may be deemed to beneficially own 72,421,515 Common Shares as follows: (i) 12,000,000 Common Shares owned by SPII Holdings Inc., a Marshall Islands corporation controlled by Mr. Economou; (ii) 45,876,061 Common Shares owned by Sierra Investments Inc., a Marshall Islands corporation controlled by Mr. Economou; and (iii) 14,545,454 Common Shares owned by Mountain Investments Inc., a corporation controlled by Mr. Economou.

(1) Calculation based on 104,274,708 Common Shares issued and outstanding as of October 6, 2017.

CUSIP No.	Y2109Q705

This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons (as defined below) on September 5, 2017 (the "Original Schedule 13D").

Item 1.	Security and Issuer
This Amendment No. 1 relates to the common shares, par value $0.01 per share (the "Common Shares") of DryShips Inc., a Marshall Islands corporation (the "Issuer"). The address of the principal executive office of the Issuer is 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.
Item 2.	Identity and Background
(a),(f)
This statement is being filed by SPII Holdings Inc., a Marshall Islands corporation ("SPII"), Sierra Investments Inc., a Marshall Islands corporation ("Sierra"), Mountain Investments Inc., a Marshall Islands Corporation ("Mountain"), and Mr. George Economou, a citizen of Greece ("Mr. Economou," and, together with SPII, Sierra, and Mountain, the "Reporting Persons").

(b)	The address of the principal place of business of SPII is c/o Omega Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta.

The address of the principal place of business of Sierra and Mountain is c/o Mare Services Limited, 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Mr. Economou's correspondence address is 109 Kifisias Avenue and Sina Street, 151 24, Marousi, Athens, Greece.

(c) The principal business of SPII, Sierra, and Mountain is acting as investment holding companies. Mr. Economou is the Chairman and Chief Executive Officer of the Issuer and Ocean Rig UDW Inc.
The name, citizenship, present principal occupation or employment and business address of each executive officer or director of SPII is set forth below.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Omega Services Limited	Sole Director/Secretary	Omega Services Limited is a Maltese corporation, and its principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Dr. Adriano Cefai	President/Treasurer	Mr. Cefai is a citizen of Malta. Mr. Cefai's principal occupation is attorney at law.

The name, citizenship, present principal occupation or employment and business address of each executive officer or director of Sierra and Mountain is set forth below.
Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Mare Services Limited	Sole Director/Secretary	Mare Services Limited is a Maltese corporation, and its principal business address is 5/1 Merchants Street, Valletta VLT, 1171, Malta.

Dr. Adriano Cefai	President/Treasurer	Mr. Cefai is a citizen of Malta. Mr. Cefai's principal occupation is attorney at law.

(d), (e) None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
On August 31, 2017, the Issuer launched a rights offering (the "Rights Offering") to holders of Common Shares as of August 31, 2017 to purchase their pro rata portion of up to 36,363,636 Common Shares at a price of $2.75 per share (or $100 million). In connection with the Rights Offering, on August 29, 2017, Sierra entered into a backstop agreement (the "Backstop Agreement") to purchase from the Issuer, at $2.75 per share, the number of Common Shares offered pursuant to the Rights Offering that are not issued pursuant to existing shareholders' exercise in full of their rights. Mr. Economou and his affiliates also agreed not to exercise any rights they may have to purchase a portion of the Common Shares offered in the Rights Offering. See also Item 5 below.
Following completion of the Rights Offering and in accordance with the terms of the Backstop Agreement, the Issuer issued 36,057,876 Common Shares to Sierra on October 4, 2017. The consideration for the 36,057,876 Common Shares issued to Sierra was the write-off of approximately $99.2 million outstanding under the Issuer's outstanding unsecured credit facility, as amended, with Sierra under which the Issuer is the borrower.
Item 4.	Purpose of Transaction
The information contained in Item 3 is incorporated by reference.
There are no other material changes to Item 4 from the Original Schedule 13D.
Item 5.	Interest in Securities of the Issuer
(a)-(c) As of October 6, 2017, the Issuer had 104,274,708 Common Shares outstanding. Based upon the foregoing, as of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate 72,421,515 Common Shares representing 69.5% of the total outstanding Common Shares as set forth below:
		Voting			Dispositive
Names	Percentage of Common Shares Beneficially Owned	Sole	Shared		Sole	Shared
SPII	11.5%	0	12,000,000		0	12,000,000
Sierra	44.0%	0	45,876,061		0	45,876,061
Mountain	13.9%	0	14,545,454		0	14,545,454
Mr. Economou	69.5%	0	72,421,515	(1)	0	72,421,515	(1)

(1) Mr. Economou may be deemed to beneficially own 72,421,515 Common Shares as follows: (1) 12,000,000 Common Shares owned by SPII; (ii) 45,876,061 Common Shares owned by Sierra; and (iii) 14,545,454 Common Shares owned by Mountain. SPII, Sierra and Mountain are entities controlled by Mr. Economou.
Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2.
Except as described in the Original Schedule 13D and in Item 3 above, there have been no other transactions by the Reporting Persons in the Common Shares during the past 60 days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Shares reported in this Amendment No. 1.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On August 29, 2017, SPII, Sierra, Mountain and Sifnos Shareholders Inc. ("Sifnos"), a Marshall Islands corporation controlled by Mr. Economou, entered into a private placement purchase agreement (the "Private Placement Purchase Agreement") with the Issuer to purchase $100 million of the Common Shares at $2.75 per share (the "Private Placement"). The Private Placement closed on August 29, 2017, when the Issuer issued 12,000,000 Common Shares, 9,818,182  Common Shares and 14,545,454 Common Shares to SPII, Sierra and Mountain, respectively, as consideration for: (i) 100% of the issued and outstanding equity interests of Shipping Pool Investors Inc., which directly holds a 49% interest in Heidmar Holdings LLC, a global tanker pool operator, from SPII; (ii) the termination of the participation rights set forth in the Deed of Participation dated May 23, 2017 issued by the Issuer providing certain participation rights to Mountain; (iii) forfeiture by Sifnos of all outstanding shares of Series D Preferred Stock (which carry 100,000 votes per share) of the Issuer that Sifnos held prior to the closing of the Private Placement; and (iv) the reduction in principal outstanding balance by $27 million of the Issuer's unsecured credit facility, as amended, with Sierra under which the Issuer is the borrower. The Private Placement Purchase Agreement provides, in relevant part, that SPII, Sierra and Mountain shall not re-sell any Common Shares each of them received in the Private Placement from August 29, 2017 until the close of trading on the date that is six (6) months after the closing of the Rights Offering (i.e., until April 4, 2018). The description of the Private Placement Purchase Agreement in this section is qualified in its entirety by reference to the complete text of the Private Placement Purchase Agreement, which is incorporated by reference herein. See Exhibit B.
Further, the Backstop Agreement provides that Sierra shall not re-sell any of the 36,057,876 Common Shares it received pursuant to the backstop arrangement until the close of trading on the date that is six (6) months after the closing of the Rights Offering (i.e., until April 4, 2018). The description of the Backstop Agreement in this section is qualified in its entirety by reference to the complete text of the Backstop Agreement, which is incorporated by reference herein. See Exhibit C.
Except as described herein, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.
Item 7.	Materials to be Filed as Exhibits
Exhibit A: Joint Filing Agreement.
Exhibit B: Private Placement Purchase Agreement, dated August 29, 2017, by and between the Issuer, SPII, Mountain, Sierra, Sifnos and Mountain (incorporated by reference from the Issuer's Current Report on Form 6-K furnished to the Commission on August 29, 2017).
Exhibit C: Backstop Agreement, dated August 29, 2017, by and between the Issuer and Sierra (incorporated by reference to the Issuer's Current Report on Form 6-K furnished to the Commission on August 31, 2017).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 6, 2017
(Date)

SPII Holdings Inc.

BY: OMEGA SERVICES LIMITED

By:	/s/ Dr. Adriano Cefai
	Name: Title:	Dr. Adriano Cefai Director of Omega Services Limited

Sierra Investments Inc.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Adriano Cefai
	Name: Title:	Dr. Adriano Cefai Director of Mare Services Limited

Mountain Investments Inc.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Adriano Cefai
	Name: Title:	Dr. Adriano Cefai Director of Mare Services Limited

/s/ George Economou*
(Signature)

George Economou (Name)

*          The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).